ATTORNEYS AT LAW • A PROFESSIONAL CORPORATION	1810 Chapel Avenue West Cherry Hill, NJ 08002 (856) 661-1900 Fax: (856) 661-1919 www.flastergreenberg.com

Markley S. Roderick, Esquire

Admitted in New Jersey & Pennsylvania

Direct Dial: (856) 661-2265

Email: mark.roderick@flastergreenberg.com

October 26, 2018

Filed Via EDGAR with Copy by Email

Kim McManus, Senior Attorney

Office of Real Estate and Commodities

Securities and Exchange Commission

Washington, D.C. 20549

mcmanusk@sec.gov

Re:	AHP Servicing, LLC (“AHP” or the “Company”) Draft Offering Statement on Form 1-A CIK No. 0001746078

Dear Ms. McManus:

As I believe you know, I spoke with Dan in the Mergers & Acquisitions office and cleared up his questions/issues around the optional liquidity plan. I also understand from Joshua that your office has no further comments.

Accordingly, I have enclosed clean and blacklined versions of the Authorizing Resolution and the Offering Circular, reflecting the changes we agreed to make with Dan. These documents have also been submitted via EDGAR.

Please let us know the next step to qualification, and thanks again for your help.

Very truly yours,

/s/ Markley S. Roderick

Markley S. Roderick

Enclosures

cc:	DeAnn O’Donovan, CEO (sent via email with enclosures) Jorge Newbery, Chairman (sent via email with enclosures) Joshua Lobert, Staff Attorney (sent via email with enclosures)